BASF Aktiengesellschaft, 67056 Ludwigshafen, Deutschland

Ms. Cecilia D. Blye, Chief Office of Global Security Risk Securities and Exchange Commission 450 Fifth Street, N.W. Washington, DC 20549

Friday, November 25, 2005

BASF Aktiengesellschaft (“BASF”)

Form 20-F for the fiscal year ended December 31, 2004

BASF Aktiengesellschaft Letter Dated May 13, 2005

File No. 1-15909

Dear Ms. Blye,

We refer to your letter dated September 30, 2005 regarding the Annual Report on Form 20-F of BASF filed with the Commission on March 9, 2005 (“Form 20-F”) and our response letter dated May 13, 2005. BASF’s response to your request follows below.

For your convenience, your request is presented in italicized bold text below.

General

We note that in your letter of May 13, 2005, you state that your wholly owned subsidiary BASF Iran AG acts as an agent for the distribution of chemical products for a number of BASF group companies and other third parties. You also state that you are planning to set up in 2005 a new legal entity to market systems solutions to customers of your Polyurethane business in Iran. Please describe for us the products distributed by BASF Iran AG for BASF Group companies and other third parties, and the types of uses that can be made of such products. Advise us whether the customers to whom BASF Iran AG sells on behalf of its clients include the Iranian government and/or entities owned or controlled by the Iranian government. Advise us also whether any of the products distributed by BASF Iran AG can be used for military purposes and, if so, the types of military purposes for which the products may be used.

BASF Aktiengesellschaft	Sitz der Gesellschaft: 67056 Ludwigshafen	Aufsichtsratsvorsitzender: Jürgen Strube
67056 Ludwigshafen, Deutschland	Registergericht: Amtsgericht Ludwigshafen
Telefon +49 621 60-0	Eintragungsnummer: HRB 3000	Vorstand: Jürgen Hambrecht, Vorsitzender;
Telefax +49 621 60-42525		Eggert Voscherau, stellv. Vorsitzender;
E-Mail info.service@basf-ag.de	Bankverbindung:	Kurt Bock, John Feldmann, Andreas Kreimeyer,
Internet www.basf.de	Wintershall Bank GmbH, 34119 Kassel	Klaus Peter Löbbe, Stefan Marcinowski, Peter Oakley
Kontonr. 400505, BLZ 520 200 00
IBAN DE67 5202 0000 0000 4005 05
SWIFT BIC WINBDE52XXX

Products distributed by and customers of BASF Iran AG

BASF’s total sales to customers in Iran amounted to €66 million in 2004, or less than 0.2% of BASF’s total sales of €37,537 million (2003: €54 million, or less than 0.2% of BASF’s total sales of €33,361 million).

In 2004, more than 450 different products/items were delivered by BASF Iran AG to approximately 250 Iranian customers (2003: more than 400 different products/items were delivered by BASF Iran AG to approximately 250 Iranian customers). Approximately 80 - 85% of these customers are private companies. The remaining are state-owned or partially state-owned enterprises.

Approximately 50 - 60% of BASF’s total sales to Iranian customers were made with private companies. The remaining sales were made with state-owned or partially state-owned enterprises.

The products delivered by our operating divisions to Iranian customers, and the uses of such products, are as follows:

Inorganics

Revenue (Million €)	2004: 2.1 (2003: 1.0)
Products	Catalysts, Inorganic specialties, Sulfur and nitrogen products
Customers	In 2004 and 2003, approximately 20 - 30% of the revenue was made with private companies
Use of Products	Petrochemicals, Sulphuric acid, Detergents, Automotive chemicals, Pharmaceuticals, Diverse chemicals (Adhesives, glues, resins, food), Polypropylene

Petrochemicals

Revenue (Million €)	2004: 0.6 (2003: 0.4)
Products	Solvents, Alcylene oxides and glycols, Plasticizers
Customers	In 2004 and 2003, more than 90% of the revenue was made with private companies
Use of Products	Automotive chemicals, Paints / Resins, Diverse chemicals (anti-corrosion etc.), Veterinary pharmaceuticals, Plasticizers / Formaldehyde, Adhesives, Cosmetics

Intermediates

Revenue (Million €)	2004: 4.2 (2003: 5.2)
Products	Butanediol and its derivatives, Amines, Polyalcohols, Acids and specialty intermediates
Customers	In 2004, approximately 45% of the revenue was made with private companies (2003: 5%)
Use of Products

Pharmaceutical ingredients, Diverse chemicals (Adhesives, Automotive chemicals, Leather, Textile), Petrochemicals, Paints / Resins, Pharmaceutical chemicals, Paper;

For deliveries of dual-use products please see below “Dual-use products distributed by BASF Iran AG”.

Styrenics

Revenue (Million €)	2004: 7.9 (2003: 7.7)
Products	Styrene, Styrene copolymers, Specialties, Styrene-based polymers such as a polystyrene and expandable polystyrene, Polypropylene foam material
Customers	In 2004, approximately 70% of the revenue was made with private companies (2003: 55%)
Use of Products	Household appliances, Automotive, Packaging, Construction, Sewing machines, Plastic parts, Dairy, Food packaging

Performance Polymers

Revenue (Million €)	2004: 18.0 (2003: 11.4)
Products	Polyamide precursors, Fiber intermediates and extrusion grades, Materials such as compounded polyamide, Plastics
Customers	In 2004 and 2003, approximately 30 - 35% of the revenue was made with private companies
Use of Products	Acrylic-/Polyester-Fibers, Food packaging, Industrial parts (Railway), Paints / Resins, Automotive, Polymers / Nylon cord / Leather

Polyurethane

Revenue (Million €)	2004: 12.9 (2003: 9.6)
Products	Basic polyurethane products such as isocyanates, Systems, for example, for flexible foams, Specialty elastomers
Customers	In 2004, approximately 75% of the revenue was made with private companies (2003: 40%)
Use of Products	Blockfoam, Automotive, Shoe

Performance Chemicals

Revenue (Million €)	2004: 6.2 (2003: 6.1)
Products

Raw materials for coatings, Leather chemicals, Lubricants, fuel additives and other automotive chemicals, Pigments and special pigment preparations, Textile chemicals, Raw materials for detergents and cleansers

Customers	In 2004 and 2003, approximately 90 - 95% of the revenue was made with private companies
Use of Products

Paints / Resins, Polymers / Nylon Cord / Leather, Automotive chemicals, Petrochemicals, Synthetic fibers, Textile, Detergents, Acrylic-/Polyester-Fibers, Electro-Plating, Petrochemicals, Pharmaceuticals, Paper, Glue, Diverse chemicals (anti-corrosion etc.), Printing, Cosmetics, Food

Coatings

Revenue (Million €)	2004: 2.4 (2003: 1.4)
Products	Automotive and refinish coatings (Basecoat, Topcoat, Clear coat) and accessories (Hardener, Thinner), Powder coating, Industrial coatings
Customers	In 2004 and 2003, approximately 95% of the revenue was made with private companies
Use of Products	Automotive refinish, Pipeline construction, Automotive construction, Automotive components, Household appliances, Steel wheels

Functional Polymers

Revenue (Million €)	2004: 4.6 (2003: 3.9)
Products	Monomers, Superabsorbents, Raw materials for adhesives, Chemicals for paper production and finishing, Acrylate and styrene/butadiene dispersions
Customers	In 2004 and 2003, approximately 50 - 55% of the revenue was made with private companies
Use of Products	Acrylic-/Polyester-Fibers, Resins / Glue, Paints / Resins, Paper, Electro-Plating, Diverse chemicals (leather, textile, paper, water treatment), Adhesives, Detergents, Cosmetics

Agricultural Products

Revenue (Million €)	2004: 1.7 (2003: 0.8)
Products	Herbicides
Customers

In 2004 and 2003, the operating division had only 2 Iranian customers. One of these customers is a private, the other one a state-owned company. In 2004, approximately 15% of the revenue was made with the private company (2003: 40%).

Use of Products	Agriculture

Fine Chemicals

Revenue (Million €)	2004: 4.9 (2003: 6.2)
Products	Products for animal and human nutrition as well as for the pharmaceuticals and cosmetics industries
Customers	In 2004 and 2003, approximately 85 - 90% of the revenue was made with private companies
Use of Products	Pharmaceuticals, Cosmetics, Resins, Food, Feed, Veterinary pharmaceuticals, Dairy

Deliveries of dual-use products to Iranian customers

Trade control system within BASF

BASF has controls in place to prevent the sale of sensitive chemicals. Pursuant to EU-regulations and German laws, BASF classifies all products sold or distributed by BASF or its affiliates in an electronic order processing system in accordance with international control agreements such as

•                  Wassenaar Arrangement,

•                  Australian Group, or

•                  Chemical Weapons Convention.

Exports of sensitive dual-use goods (i.e. products which could potentially be used for an industrial or a military purpose) into sensitive countries are automatically blocked in the system and can only be manually released if an export authorization of the relevant authority is on hand (for German companies this would be the Federal Office of Economics and Export Control (Bundesamt für Wirtschaft und Ausfuhrkontrolle)). To this end, BASF requires that the customer make an end-use declaration and that BASF employees then verify the reliability of this declaration. The Federal Office of Economics and Export Control will give permission only for non-military purposes.

For an export of non-sensitive goods into embargoed countries, the regional BASF business center, the BASF country company, or the trader must provide the following representation:

“To the best of our knowledge our customer

•                  Name of company

•                  Address

•                  Site

•                  Country

will not use goods delivered by us for the production of any armaments”

The general BASF policy on trade controls, as stated by Dr. Strube (Chairman of the Board of Executive Directors until May 6, 2003) in the circular letter “BASF Group’s Control of Trade in Sensitive Goods” dated August 1991, is the following:

“If all doubts about the legal use of our products cannot be ruled out, then the refusing to fulfill the dubious order from the customer must always have precedence over doing business. Possible damage to our reputation is always more important than short-term earnings.”

In addition, BASF has specified in its Code of Conduct certain rules regarding the import, export or domestic trade of sensitive products and the export of goods into embargoed countries:

“The provisions of the Foreign Trade and Payments Law, the E.U. regulations on dual-use items and for combating terrorism, the Chemical Weapons Convention, as well as the regulations concerning trafficking and dealing in narcotics, psychotropic substances or addictive substances and their basic materials and precursors are of particular importance to our company. All employees must comply with the control regulations when buying, producing or marketing goods or when transferring or acquiring technology. Necessary permits from the relevant authorities as well as end-use declarations legally prescribed or voluntarily required by BASF have to be obtained prior to dispatch or export. Certain products must be kept under lock and key.”

The Code of Conduct is available on the internet (www.basf.com) and applies to all employees of the BASF Group.

Dual-use products distributed by BASF Iran AG

In 2004 and 2003, only the operating division Intermediates had revenues from dual-use products. These dual-use products are activated Methyldiethanolamine (aMDEA®) and N-Methyldiethanolamine.

Our customers used these products for petrochemicals, i.e. in gas treatment processes in which the acid content of industrial gases is removed. Activated Methyldiethanolamine (aMDEA®) and N-Methyldiethanolamine are regulated for the reason that they could be used as precursors for agents in chemical weapons.

In 2004, activated Methyldiethanolamine (aMDEA®) and N-Methyldiethanolamine were delivered to three customers. All of these companies are state-owned. Revenue from these deliveries amounted to approximately €0.7 million or 1% of BASF’s total revenue in Iran.

In 2003, activated Methyldiethanolamine (aMDEA®) was delivered to two customers.  Both companies are state-owned. Revenue from these deliveries amounted to approximately €1.8 million or less than 4% of BASF’s total revenue in Iran.

In adherence with the established processes for trade control (see “Trade control system within BASF”), we requested permission to deliver these goods to the respective customers. Permission for each delivery of these products was given by the Federal Office of Economics and Export Control (Bundesamt für Wirtschaft und Ausfuhrkontrolle).

BASF Iran AG’s agent business for third parties

BASF Iran AG acts also as an agent for the distribution of chemical products for other third parties (i.e. non-BASF group companies). The details regarding BASF Iran AG’s agent business for third parties are given below:

DSM Composite Resins AG, Switzerland

Revenue (Million €)	2004: 1.5 (2003: 0.8)
Product	Resins
Customers	In 2004 and 2003, approximately 85% of the revenue was made with private companies
Use of Products	Automotive, Polyester parts (boats, containers), Polymers / Nylon cord / Leather

Goldschmidt GmbH, Germany (Degussa Group)

Revenue (Million €)	2004: 0.4 (2003: 0.7)
Products	Diverse plastic additives
Customers	In 2004 and 2003, 100% of the revenue was made with private companies
Use of Products	Foams

Kemira Oy, Finland

Revenue (Million €)	2004: 6.9 (2003: 7.3)
Products	Pigments
Customers	In 2004 and 2003, 100% of the revenue was made with private companies
Use of Products	Trader (Wall paints)

All others

Revenue (Million €)	2004: 0.4 (2003: 0.6)
Products	Thiosulfate, Release agents, Plasticizers
Customers	In 2004 and 2003, 100% of the revenue was made with private companies
Use of Products	Film development, Release agents, Resins / Glue

Please note that none of the products from BASF Iran’s agent business serve as a dual-use product or could potentially be used for a military purpose.

Closing comments

We hereby acknowledge that:

•                  BASF is responsible for the adequacy and accuracy of the disclosure in its filings,

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  BASF will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

*   *   *   *   *

If you have any further comments or require any additional information, please do not hesitate to contact us.

Sincerely,

Name: Eckhard Müller

Title: President Finance Division